Exhibit 99.61

HudBay Announces the Appointment of Michael D. Winship

as President and Chief Operating Officer and

New Appointments within the

Company’s Senior Management Team

Toronto, Ontario - October 3, 2008 - HudBay Minerals Inc. (“HudBay”) (TSX:HBM) is pleased to announce the appointment of senior mining executive Michael D. Winship to the position of President and Chief Operating Officer, effective immediately. Mr. Winship assumes responsibility for leading HudBay’s Canadian and international operations and will report to HudBay’s Chief Executive Officer.

“We are thrilled to have Michael join HudBay’s management team,” said Allen Palmiere, Chief Executive Officer of HudBay. “His extensive international experience in the mining industry and nickel laterite operations make him a true asset to the company as we move forward with our Fenix project. Furthermore, his achievement in the areas of safety and the environment is a great fit. On behalf of senior management and the board of directors, I’d like to welcome him to the team.”

Mr. Winship has extensive experience developing and operating mining complexes around the world for more than 30 years. Prior to joining HudBay, he was Chief Operating Officer for PT Inco in Indonesia where he was responsible for the company’s nickel laterite mining and processing operations. He has experience in all phases of mining activity including exploration, mining, mineral processing, smelting and refining and he is intimately familiar with the production of lead, zinc, silver, gold, nickel, copper and platinum group metals.

In addition to the appointment of Mr. Winship, HudBay is pleased to announce the following new appointments within its senior management team, effective immediately:

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Alan Hair, formerly Vice President, Metallurgy, Safety, Health and Environment, assumes the position of Senior Vice President, Development of HudBay. He will continue his responsibility for corporate environmental, health and safety throughout HudBay’s operations. Mr. Hair will be based in HudBay’s office in Toronto.

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Tom Goodman, formerly Vice President, Technical Services and Human Resources, assumes the role of Senior Vice President, Operations, Hudson Bay Mining and Smelting Co., Limited. Mr. Goodman will continue to be based in the company’s operations in Flin Flon, Manitoba.

The changes to senior management follow the recent completion of HudBay’s business combination with Skye Resources Inc. Consolidation of the two companies also resulted in the decision to move the company’s head office to Toronto, Ontario, effective immediately.

“I am confident that with the addition of Michael and the strategic changes made to the company’s management team, HudBay continues stronger than ever,” said Mr. Palmiere. “HudBay is well positioned for long term success and continued growth.”

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading integrated base metals mining company with assets in North and Central America and a focus on the discovery and production of nickel, zinc and copper metal. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt, and commencing development of the world class Fenix Nickel Project in Guatemala. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, and the White Pine copper refinery in Michigan. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

Contact:

HudBay Minerals Inc.

Annemarie Brissenden

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

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